Avino Silver & Gold Mines Ltd.
Suite 400-455 Granville Street, Vancouver, B.C., Canada, V6C 1T1
Ph: 604-682-3701 Fax: 604-682-3600
www.avino.com
ir@avino.com

November 25, 2004       TSX Vent:ASM

NEWS RELEASE

Further Drilling on the Olympic Property

Avino Silver & Gold Mines Ltd. (“the Company”) is pleased to announce that exploration has resumed on the Company’s Olympic Property (“the Property”). The Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Property is owned 100% by the Company.

      The Property is easily accessible by the all weather, publicly maintained, Gray Rock logging road northeast from Goldbridge. Access on the Pproperty is possible on a number of cat trails built by the Company and previous operators.

The Property covers rocks of the Pioneer Formation and Bridge River Terrane. These rocks are cut by northwest trending regional scale structures sub-parallel to the Ferguson and Cadwallader Structures. The structures on the Property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. These mines are the largest past producers in the Canadian Cordillera (4.1 million ounces) and are presently being put back into production by the Company’s sister company, Bralorne Gold Mines Ltd. The Bendor Intrusions are a postulated source for the gold mineralization at Bralorne, which is thought to be localized by a northwest to north flexure in the Cadwallader structure. A similar flexure is present in the northwest trending structures on the Olympic Property. These structures on the Property are mineralized with gold and silver and have received considerable past work, including at least four adits.

A trenching and drilling program, carried out on the Property in 1988 by Game and Sampson, outlined a very interesting area, the Margarita Zone, that warrants more work. In the Margarita Zone, hole OLY 88-4 returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’). The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in February and March of 2004 was unsuccessful in intersecting the Margarita Zone. Two further drill holes have been planned to test the Margarita Zone from the opposite direction. A hole was successfully drilled from this set-up in 1983 which tested the Leckie Zone, but did not penetrate far enough to test the Margarita Zone. If these holes are successful in confirming and extending the mineralization intersected in holes OLY 88-4 and 88-6, further work is planned to develop underground access to this zone. Mineralization developed by this work could be trucked 16 kilometers to the Bralorne mill for processing.

Drilling will commence on or about the 10th of December. This phase of work should be completed by the 15th of December, with assay results available by the 5th of January 2005. This News Release has been reviewed and technical content approved by David St. Clair Dunn, P.Geo., a Qualified Person for the purposes of N.I. 43-101. Mr. Dunn will be supervising the outlined diamond drilling program.

ON BEHALF OF THE BOARD OF DIRECTOR’S
OF AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
David Wolfin, President

This News Release has not been approved or disapproved by any stock exchange.